Exhibit

Exhibit Description

99.1	Announcement on 2009/04/03: UMC reaches a settlement and patent license agreement with LSI

99.2	Announcement on 2009/04/09: To clarify reports on Economic Daily News on April 09, 2009

99.3	Announcement on 2009/04/17: To clarify reports on Economic Daily News on April 17, 2009

99.4	Announcement on 2009/04/08: March Revenue

99.5	Announcement on 2009/04/08: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

UMC reaches a settlement and patent license agreement with LSI

1.Date of occurrence of the event: 2009/04/03

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

UMC and LSI entered into a settlement and patent license agreement. The settlement resolves completely all past disputes between the companies, and the license continues protection for each side through December 31, 2012.

UMC affirms the commitment to respect the intellectual property rights of others, and maximizing the benefits of customers, shareholders and the company.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.2

To clarify reports on Economic Daily News on April 09, 2009

1.Name of the reporting media: Economic Daily News, C1

2.Date of the report: 2009/04/09

3.Content of the report: UMC get big order on 40nm

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information:

The Company’s policy is to respect customers’ business confidentiality and cannot comment on specific customer’s status. The Company cannot comment on media’s speculative reports as well.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.3

To clarify reports on Economic Daily News on April 17, 2009

1.Name of the reporting media: Economics Daily A1

2.Date of the report: 2009/04/17

3.Content of the report: Hejian could merge with UMC

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information:

UMC cannot comment on market speculative report. The company currently has no plan on merge of Hejian. UMC has transferred the 15% of outstanding shares to trustee and will recognize legally.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.4

United Microelectronics Corporation
April 18, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2009.

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
March	Invoice amount	3,890,207	7,020,467	-3,130,260	-44.59%
2009	Invoice amount	8,925,625	19,789,086	-10,863,461	-54.90%
March	Net sales	4,541,317	8,498,439	-3,957,122	-46.56%
2009	Net sales	10,838,136	24,002,911	-13,164,775	-54.85%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	25,975,543
UMC’s subsidiaries	0	0	111,778

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	51,951,085
UMC’s subsidiaries	0	0	3,773,572
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	2,508,600	7,500,000
Fair Value	6,078	80,288
Net Profit from Fair Value	74,691	17,432
Written-off Trading Contracts	12,581,333	7,500,000
Realized profit (loss)	(123,254)	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.5

United Microelectronics Corporation
For the month of March, 2009

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of March, 2009.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	February 28, 2009	March 31, 2009	Changes
Director	Henry Liu	8,662,923	8,622,923	(40,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	February 28, 2009	March 31, 2009	Changes

3)	The acquisition assets (NT$ Thousand)

Description of assets	March	2009
Fixed assets	6,774	54,758
Semiconductor Manufacturing Equipment	635,514	1,381,675

4)	The disposition of assets (NT$ Thousand)

Description of assets	March	2009
Fixed assets	0	0
Semiconductor Manufacturing Equipment	1,989	2,404